VIA EDGAR

May 18, 2016

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: JPMorgan Trust IV (the “Trust”); File No. 811-23117 – Pre-Effective Amendment

Dear Ms. White:

This letter is in response to the additional comment you provided with respect to the JPMorgan Flexible Credit Long/Short Fund’s (the “Fund”) proposed calculation of the 80% test under Rule 35d-1. We have determined to change the name of the Fund to JPMorgan Flexible Long/Short Fund. In connection with the name change, the Fund will no longer have a policy to invest at least 80% of its Assets in credit instruments. In order to complete the registration process for the Trust, we will file a Pre-Effective Amendment that reflects the name change and removal of the 80% policy from the Fund. The Pre-Effective Amendment will also incorporate the disclosure changes applicable to the Fund and the JPMorgan Ultra-Short Municipal Fund as referenced in the Trust’s correspondence dated February 10, 2016 and March 11, 2016.

In connection with your review of Pre-Effective Amendment filed by the Trust on December 2, 2015, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 213 4042.

Sincerely,

/s/ Jessica K. Ditullio

Jessica K. Ditullio

Assistant Secretary